CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee
CPI-Linked Notes due December 24, 2024	$1,000,000	$116.20(1)

(1) Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

Filed Pursuant to Rule 424(b)(2)

Registration Statement Nos. 333-191250,

333-191250-01

PrOSPECTUS SUPPLEMENT DATED DECEMBER 19, 2014
TO THE PROSPECTUS DATED SEPTEMBER 19, 2013

US$1,000,000

Nomura America Finance, LLC

Senior Global Medium-Term Notes, Series A

Fully and Unconditionally Guaranteed by Nomura Holdings, Inc.

CPI-Linked Notes due December 24, 2024

•	Nomura America Finance, LLC is offering the CPI-linked notes due December 24, 2024 (which we refer to as the “notes”) described below, which are linked to the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, more commonly known as the Consumer Price Index or CPI (which we also refer to as the “index”). The notes are unsecured securities. All payments on the notes are subject to our credit risk and that of the guarantor of the notes, Nomura Holdings, Inc.

•	The notes will bear interest, for each monthly interest period, at a rate per annum equal to the CPI percentage change (as described below) determined for that monthly interest period plus a spread of 1.15%, subject to a minimum interest rate of 0.00%. For a given monthly interest period, your notes may not bear any interest.

•	The notes are not ordinary debt securities, you should carefully consider whether the notes are suited to your particular circumstances.

Issuer:	Nomura America Finance, LLC (“we” or “us”)
Guarantor:	Nomura Holdings, Inc. (“Nomura”)
Principal Amount:	US$1,000,000 (the principal amount of the notes may be increased if we, in our sole discretion, decide to sell an additional amount of the notes on a date subsequent to the trade date)
Payment at Maturity:	For each $1,000 principal amount of the notes, an amount in cash equal to the $1,000 principal amount plus any accrued and unpaid interest
Interest Rates:	For each interest period, the interest rate will be a rate per annum equal to the CPI percentage change determined for that interest period plus a spread of 1.15%, subject to a minimum interest rate of 0.00%
Interest Payments:	On each interest payment date, for each $1,000 principal amount of the notes, an amount in cash, if any, equal to (i) the $1,000 principal amount times (ii) the interest rate determined for the related interest period times (iii) the day count convention fraction (as calculated by applying the day count convention)
CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page), an index reported monthly by the Bureau of Labor Statistics (the “BLS”) of the U.S. Department of Labor, as described below under “Consumer Price Index”
CPI Percentage Change:	The CPI percentage change is equal to (a)(i) the final CPI level minus (ii) the initial CPI level, divided by (b) the initial CPI level, expressed as a percentage (whether positive, negative or zero)
Initial CPI Level:	For each interest period, the level of the CPI for the calendar month that is fifteen calendar months prior to the month of the related interest payment date

Final CPI Level:	For each interest period, the level of the CPI for the calendar month that is three calendar months prior to the month of the related interest payment date
Original Issue Date:	December 24, 2014
Stated Maturity Date:	December 24, 2024, unless that date is not a business day, in which case the maturity date will be the next following business day. No interest will accrue past December 24, 2024.
Interest Periods:	The one-month periods from and including an interest payment date (or the original issue date, in the case of the first interest period) to but excluding the next succeeding interest payment date (or the stated maturity date, in the case of the final interest period)
Interest Payment Dates:	Monthly on the 24th of each month, commencing January 24, 2015, subject to the business day convention (as defined below), and ending on the stated maturity date
Interest Determination Dates:	For each interest period, the fifth business day preceding the related interest payment date
Regular Record Dates:	The fifth business day preceding the applicable interest payment date
Business Day:	New York business day and London business day, as described under “Description of Debt Securities and Guarantee — Business Days” in the accompanying prospectus
Business Day Convention:	Following unadjusted business day convention, as described under “Description of Debt Securities and Guarantee — Business Day Conventions” in the accompanying prospectus
Day Count Convention:	30/360, as described under “Description of Debt Securities and Guarantee — Common Day Count Conventions” in the accompanying prospectus
Denominations:	$1,000 and integral multiples thereof
Defeasance:	Not applicable
Program:	Senior Global Medium-Term Notes, Series A
CUSIP No.:	65539ABM1
ISIN No.:	US65539ABM18
Currency:	U.S. dollars
Calculation Agent:	Nomura Securities International, Inc.
Paying Agent and Transfer Agent:	Deutsche Bank Trust Company Americas
Clearance and Settlement:	DTC (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus)
Trade Date:	December 19, 2014
Minimum Initial Investment Amount:	$10,000
Public Offering Price:	100.00%
Listing:	The notes will not be listed on any securities exchange
Distribution Agent:	Nomura Securities International, Inc.
Description and Terms of the Notes to be Incorporated Into the Master Note:	All of the terms appearing on this cover page beginning with “Issuer” and ending with and including “Clearance and Settlement,” and the terms appearing under “Description of Your Notes” in this prospectus supplement.

Investing in the notes involves certain risks, including our and Nomura’s credit risk. You should carefully consider the risk factors under “Additional Risk Factors Specific to Your Notes” beginning on page PS-5 of this prospectus supplement and under “Risk Factors” beginning on page 7 in the accompanying prospectus, as well as any risk factors incorporated by reference into the accompanying prospectus, before you invest in the notes.

The estimated value of your notes at the time the terms of your notes were set on the trade date (as determined by reference to pricing models used by Nomura Securities International, Inc.) was equal to approximately $960.00 per $1,000 face amount, which is less than the original issue price.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.

The notes will be our unsecured obligations. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

PS-2

	Price to Public	Agent’s Commission	Proceeds to Issuer
Per Note	100.00%	1.75%	98.25%
Total	$1,000,000	$17,500	$982,500

The agent will purchase the notes from us at the price to the public less the agent’s commission. The price to public, agent’s commission and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the trade date but prior to the original issue date, at a price to public, agent’s commission and proceeds to issuer that differ from the amounts set forth above.

We will use this prospectus supplement in the initial sale of the notes. In addition, Nomura Securities International, Inc. or another of our affiliates may use this prospectus supplement in market-making transactions in the notes after their initial sale. Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this prospectus supplement is being used in a market-making transaction.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

Nomura

PS-3

ADDITIONAL INFORMATION

You should read this prospectus supplement together with the prospectus, dated September 19, 2013 (the “prospectus”), relating to our Senior Global Medium-Term Notes, Series A, of which these notes are a part. In the event of any conflict, the terms of this prospectus supplement will control.

This prospectus supplement, together with the prospectus, contains the terms of the notes. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the accompanying prospectus, dated September 19, 2013, and under “Additional Risk Factors Specific to Your Notes” in this prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may provide. This prospectus supplement is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement is current only as of its date.

Our central index key, or “CIK,” on the SEC website is 0001383951. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-1928 or e-mailing fidsalessupport@us.nomura.com.

You may access the prospectus on the SEC web site at www.sec.gov as follows:

•	Prospectus, dated September 19, 2013:

http://www.sec.gov/Archives/edgar/data/1163653/000119312513371180/d574488df3asr.htm

PS-4

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

  An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated September 19, 2013. You should carefully consider whether the notes are suited to your particular circumstances. Your notes are not secured debt.

Please note that in this section entitled “Additional Risk Factors Specific to Your Notes,” references to “holders” mean those who own notes registered in their own names on the books that we, Nomura or the trustee, maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary. Owners of beneficial interests in the notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

This prospectus supplement should be read together with the accompanying prospectus. The information in the accompanying prospectus is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this prospectus supplement. We urge you to read all of the following information about all of the risks associated with the notes, together with the other information in this prospectus supplement and the accompanying prospectus before investing in the notes.

You Are Subject to Nomura’s Credit Risk, and the Value of Your Notes May Be Adversely Affected by Negative Changes in the Market’s Perception of Nomura’s Creditworthiness

By purchasing the notes, you are making, in part, a decision about Nomura’s ability to pay you the amounts you are owed pursuant to the terms of your notes. Substantially all of our assets consist of loans to and other receivables from Nomura and its subsidiaries. Our obligations under your notes are guaranteed by Nomura. Therefore, as a practical matter, our ability to pay you amounts we owe on the notes is directly or indirectly linked solely to Nomura’s creditworthiness. In addition, the market’s perception of Nomura’s creditworthiness generally will directly impact the value of your notes. If Nomura becomes or is perceived as becoming less creditworthy following your purchase of notes, you should expect that the notes will decline in value in the secondary market, perhaps substantially. If you sell your notes in the secondary market in such an environment, you may incur a substantial loss.

The Estimated Value of Your Notes at the Time the Terms of Your Notes Were Set on the Trade Date (as Determined by Reference to Our Pricing Models) Is Less Than the Original Issue Price of Your Notes

The original issue price for your notes exceeded the estimated value of your notes as of the time the terms of your notes were set on the trade date, as determined by reference to our pricing models. Such estimated value is set forth on the front cover of this prospectus supplement. After the trade date, the estimated value, as determined by reference to these pricing models, may be affected by changes in market conditions, our and Nomura’s creditworthiness and other relevant factors. If Nomura Securities International, Inc. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which Nomura Securities International, Inc. will buy or sell your notes at any time also will reflect, among other things, its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes were set on the trade date, as disclosed on the front cover of this prospectus supplement, our pricing models considered certain variables, including principally Nomura’s internal funding rates, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. In addition, our internal funding rate used in our models generally results in a higher estimated value of your notes than would result if we estimated the value using our credit spreads for our conventional fixed rate debt. As a result, the actual value you would receive if you sold your notes in the secondary market may differ, possibly even materially, from the estimated value of your notes that we determined by reference to our pricing models as of the time the terms of your notes were set on the trade date due to, among other things, any differences in pricing models, third-parties’ use of our credit spreads in their models, or assumptions used by other market participants.

The difference between the estimated value of your notes as of the time the terms of your notes were set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to our affiliates and the amounts our affiliates pay to us in connection with their agreement to hedge our obligations on your notes.

Because Nomura Is a Holding Company, Your Right to Receive Payments on Nomura’s Guarantee of the Notes is Subordinated to the Liabilities of Nomura’s Other Subsidiaries

The ability of Nomura to make payments, as guarantor, on the notes, depends upon Nomura’s receipt of dividends, loan payments and other funds from subsidiaries. In addition, if any of Nomura’s subsidiaries becomes insolvent, the direct creditors of that subsidiary will have a prior claim on its assets, and Nomura’s rights and the rights of Nomura’s creditors, including your rights as an owner of the notes, will be subject to that prior claim.

PS-5

Nomura’s subsidiaries are subject to various laws and regulations that may restrict Nomura’s ability to receive dividends, loan payments and other funds from subsidiaries. In particular, many of Nomura’s subsidiaries, including its broker-dealer subsidiaries, are subject to laws and regulations, including regulatory capital requirements, that authorize regulatory bodies to block or reduce the flow of funds to the parent holding company, or that prohibit such transfers altogether in certain circumstances. For example, Nomura Securities Co., Ltd., Nomura Securities International, Inc., Nomura International plc and Nomura International (Hong Kong) Limited, Nomura’s main broker-dealer subsidiaries, are subject to regulatory capital requirements that could limit the transfer of funds to Nomura. These laws and regulations may hinder Nomura’s ability to access funds needed to make payments on Nomura’s obligations.

There Are Potential Conflicts of Interest Between You and the Calculation Agent and Between You and Our Other Affiliates

The calculation agent will, among other things, make determinations regarding the interest payments on the notes, including determinations of the levels of the CPI and the CPI percentage changes. We have initially appointed our affiliate, Nomura Securities International, Inc., to act as the calculation agent. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent’s role, see “Description of Your Notes — Role of Calculation Agent” below. The calculation agent will exercise its judgment when performing its functions and will make any determination required or permitted of it in its sole discretion.

We or our affiliates may have other conflicts of interest with holders of the notes. We and our affiliates expect to engage in trading activities related to the interest rate and the index that are not for the account of holders of the notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could be adverse to the interests of the holders of the notes.

The Interest Rate Payable on the Notes Is Uncertain and Could Be 0.00%

The interest payable on the notes will vary based on the CPI percentage change. The notes will bear interest, during each interest period, at a rate per annum equal to the CPI percentage change determined for that interest period plus a spread of 1.15%, subject to a minimum interest rate of 0.00%. If the CPI percentage change for any interest period is less than or equal to -1.15%, which may occur when there is deflation, the interest on your notes for that interest period will be 0.00%.

The Interest Rate on the Notes During Any Interest Period May Be Below the Rate Otherwise Payable on Conventional Debt Securities of Comparable Maturity

If there are only minimal increases, no changes, or decreases between the two levels of the CPI used to calculate the CPI percentage change for an interest period, the interest rate on the notes may be below what would be payable on conventional fixed-rate or floating-rate notes of comparable maturity. As a result, even if you receive interest payments during some interest periods, the overall return you earn on your notes may be less than you would have earned by investing in non-indexed debt securities of comparable maturity that bear interest at prevailing market rates.

Variations in the Interest Rate on the Notes from One Month to the Next May Be Significant

The interest rate applicable to any interest period will be based on the percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of the related interest payment date for that interest period. The method of measuring the CPI percentage change may be more volatile than alternative methods that could have been used, such as a comparison of the average level of the CPI in one year to the average level of the CPI in another year. Moreover, unlike the measure of inflation used by the Federal Reserve in setting monetary policy, the CPI includes particularly volatile elements such as food and energy items. If the prices of these items fluctuate dramatically year-over-year, they may also cause the CPI to experience significant fluctuations. For example, if the price of gasoline falls dramatically from one July to the next, the level of the CPI may similarly decline.

The Interest Payment During Any Interest Period is Linked to the Level of the CPI for Specified Months

The interest payment for any interest period is calculated based on the CPI percentage change, which is calculated based on the level of the CPI for two specified months (i.e., the months that are three months and fifteen months, respectively, before the month of the relevant interest payment date) and therefore not any simple performance of the CPI during the interest period. As a result, the CPI percentage change may not accurately reflect the performance of the CPI during any or all of the interest periods. For example, if the two levels of the CPI used to calculate the CPI percentage change for any interest period moved so that the difference between those two levels was zero or negative because of seasonality or any other factor, the CPI percentage change calculated for purposes of the interest payment for such period, if any, may be significantly less than it would have been had the amount been calculated using different months. In addition, even if there is a dramatic increase in the level of the CPI immediately prior to the maturity of your notes, it will not be reflected in any CPI percentage change calculation (including the CPI percentage change calculated for the final interest period) because the latest level of the CPI used for

PS-6

any CPI percentage change calculation will be that used for the final interest period, which will be the level of the CPI three months prior to the final interest payment date, which is also the stated maturity date.

The CPI Percentage Change May Not Reflect the Actual Levels of Inflation Affecting Holders of the Notes

The CPI is only one measure of price inflation in the United States and, therefore, may not reflect the actual levels of inflation affecting holders of the notes. Furthermore, your per annum interest rate for each interest period is based on the CPI percentage change for the one-year period ending three months prior to the month of the related interest payment date. Accordingly, an investment in the notes should not be expected to fully offset any costs of inflation actually experienced by investors.

The Historical Levels of the CPI and the CPI Percentage Change Are Not an Indication of the Future Levels of the CPI and the CPI Percentage Change

In the past, the levels of the CPI and the CPI percentage change have experienced significant fluctuations. You should note that historical levels, fluctuations and trends of the CPI and the CPI percentage change are not necessarily indicative of future levels. Any historical upward or downward trend in the levels of the CPI and the CPI percentage change is not an indication that the CPI percentage change is more or less likely to increase or decrease with respect to an interest period, and you should not take the historical levels of the CPI and the CPI percentage change as an indication of their future performance.

An Investment in the Notes May Be More Risky Than an Investment in Notes with a Shorter Term

The notes have a term of ten years. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased notes with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the interest rate applicable to your notes during a particular interest period may be less then the amount of interest you could earn on other investments available at such time. If you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

The Market Value of the Notes May Not Change in the Same Manner as the Level of the CPI or the CPI Percentage Change

The price of your notes may move differently than the level of the CPI or the CPI percentage change. Changes in the level of the CPI or the CPI percentage change may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The Policies of the BLS and Changes that Affect the CPI Could Affect the Interest Payment on Your Notes During Any Interest Period and Their Market Value

The policies of the BLS concerning the calculation of the level of the CPI could affect the level of the CPI and, therefore, the CPI percentage change, the interest payment on your notes on any interest payment date and the market value of your notes before that date. The payment amount on your notes and their market value could also be affected if the BLS changes these policies, for example, by changing the manner in which it calculates the level of the CPI, or if the BLS discontinues or suspends calculation or publication of the CPI, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the level of the CPI necessary to calculate the CPI percentage change is not available for any other reason, the calculation agent — which initially will be our affiliate, Nomura Securities International, Inc. — may determine the level of the CPI and the CPI percentage change — and thus the interest payment on your notes on any interest payment date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the level of the CPI, the CPI percentage change and the interest payment on your notes during any interest period more fully under “Description of Your Notes — Discontinuance or Modification of the CPI” and “Description of Your Notes — Role of Calculation Agent” below.

You Will Have No Rights Against the Publisher of the CPI

You will have no rights against the BLS, the publisher of the CPI, even though the amount you receive on each interest payment date will depend upon the level of the CPI. The BLS is not in any way involved in this offering and has no obligation relating to the notes or the holders of the notes.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the CPI

In the ordinary course of business, Nomura or any of its affiliates may have expressed views on expected movements in the CPI and related interest rates, and may do so in the future. These views or reports may be communicated to Nomura’s clients and clients of its affiliates. However, any such views are and will be subject to change from time to time. Moreover, other professionals who deal in markets relating to the CPI may at any time have significantly different views from those of Nomura or its affiliates. For these reasons, you are encouraged to derive information concerning the CPI and related interest rates from multiple sources, and you should not rely on any of the views that may have been expressed or that may be expressed in the future by Nomura or any of its affiliates.

PS-7

Neither the offering of the notes nor any view which Nomura or any of its affiliates from time to time may express in the ordinary course of business constitutes a recommendation as to the merits of an investment in the notes.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses

The notes will not be listed on any securities exchange, and there may be little or no secondary market for the notes. Nomura Securities International, Inc. and other affiliates of ours currently intend to make a market for the notes, although they are not required to do so. Nomura Securities International, Inc. or any other affiliate of ours may stop any such market-making activities at any time. Even if a secondary market for the notes develops, it may not provide significant liquidity and the notes may not trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

If you sell your notes before the maturity date, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

In addition to our and Nomura’s creditworthiness, a number of other economic and market factors will influence the value of the notes. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following factors, which are beyond our control, may among others, influence the market value of your notes:

•	the level of the CPI and the expected inflation rate as well as their volatility;

•	supply and demand for the notes, including inventory positions with Nomura Securities International, Inc. or any other market-maker;

•	the time to maturity of the notes;

•	interest and yield rates in the market generally and expectations about future interest and yield rates; and

•	economic, financial, political, regulatory or judicial events that affect the debt and equity markets generally.

In particular, many factors, including U.S. monetary policy, may influence U.S. inflation rates, and could materially and adversely affect the value of the notes. The Federal Reserve uses the tools of monetary policy, including conducting open market operations, imposing reserve requirements, permitting depository institutions to hold contractual clearing balances and extending credit through its discount window facility, to alter the federal funds rate, which in turn affects the U.S. money supply, interest rates and rates of inflation. One way that the Federal Reserve might foster price stability and reduce inflation is to raise the target federal funds rate. If the Federal Reserve employs monetary policy to reduce inflation, the level of the CPI may decrease or experience a lower rate of change, which would adversely affect the amount of one or more interest payments to you. Although we expect U.S. monetary policy to influence the rate of inflation and, accordingly, the level of the CPI, inflation is influenced by a number of unpredictable factors and there can be no assurance that the Federal Reserve’s policies or actions will be effective. For example, in 2009, despite multiple measures taken by the Federal Reserve to provide liquidity to the economy, inflation rates remained extremely low. Other factors that influence interest rates or inflation rates generally may include sentiment regarding underlying strength in the U.S., European and global economies, expectations regarding the level of price inflation, sentiment regarding credit quality in U.S., European and global credit markets, supply and demand of various consumer goods, services and energy resources and the performance of capital markets generally.

Each of these factors may influence the market value of your notes if you sell your notes before maturity. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

Non-U.S. Investors May Be Subject to Certain Additional Risks

The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value or price of, or income on, your investment.

The accompanying prospectus and this prospectus supplement contain a general description of certain U.S. tax considerations relating to the notes under “United States Taxation” in the accompanying prospectus and under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this prospectus supplement.

PS-8

If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving payments of principal or other amounts under the notes.

You May Be Required to Accrue Income in Excess of the Stated Interest of the Notes

We intend to treat the notes as subject to the special rules governing variable rate debt instruments for U.S. federal income tax purposes. If the notes are properly treated as debt instruments subject to the special rules governing variable rate debt instruments for U.S. federal income tax purposes, holders will generally be required to include interest on the notes in income at the time the interest is paid or accrued, depending on the holder’s method of accounting for tax purposes. However, it is possible that the notes may be classified as contingent payment debt instruments. If these rules apply to your notes, you may be required to accrue an amount of interest during certain periods that exceeds the stated interest on your note for such periods and any gain that you recognize upon the sale of the notes would generally be treated as ordinary income. See “Supplemental Discussion of U.S. Federal Income Tax Consequences” below.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA,” or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

PS-9

HYPOTHETICAL INTEREST RATE CALCULATIONS

The following table sets forth hypothetical CPI percentage changes and per annum interest rates on the notes based on various hypothetical final CPI levels, assuming a hypothetical initial CPI level of 237.43 in each case. The hypothetical CPI percentage changes and the hypothetical per annum interest rates have been rounded for ease of analysis.

The table is provided solely for purposes of illustrating the method we will use to calculate the interest rate for each interest period. It should not be taken as an indication or prediction of future investment results. The table is based on levels of the CPI and CPI percentage changes that are entirely hypothetical; no one can predict what the level of the CPI will be on any day or for any month, and no one can predict the interest, if any, that will accrue on your notes in any interest period. For these reasons, the actual CPI percentage changes, as well as the interest payable on each interest payment date, may bear little relation to the hypothetical table shown below or to the levels of the CPI and CPI percentage changes shown elsewhere in this prospectus supplement. For information about the levels of the CPI and CPI percentage changes during recent periods, see “Historical Information — Consumer Price Index” below.

The CPI percentage change for each interest period will be the percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of the related interest payment date for that interest period, as described in more detail under “Description of Your Notes — Interest Payments” below. For example, the interest payment that you will receive on January 24, 2015, the first scheduled interest payment date, will depend on the year-over-year percentage change in the level of the CPI from October 2013 to October 2014.

Hypothetical Final CPI Level	Hypothetical CPI Percentage Change(1)	Hypothetical Per Annum Interest Rate(2)
218.44	-8.00%	0.00%
220.81	-7.00%	0.00%
223.19	-6.00%	0.00%
225.56	-5.00%	0.00%
227.94	-4.00%	0.00%
230.31	-3.00%	0.00%
232.68	-2.00%	0.00%
235.06	-1.00%	0.15%
237.43	0.00%	1.15%
239.81	1.00%	2.15%
242.18	2.00%	3.15%
244.56	3.00%	4.15%
246.93	4.00%	5.15%
249.30	5.00%	6.15%
251.68	6.00%	7.15%
254.05	7.00%	8.15%
256.43	8.00%	9.15%

(1)	The hypothetical CPI percentage change is equal to (a)(i) the final CPI level minus (ii) the initial CPI level, divided by (b) the initial CPI level, expressed as a percentage (whether positive, negative or zero).
(2)	The hypothetical per annum interest rate for each interest period is equal to the CPI percentage change determined for that interest period plus a spread of 1.15%, subject to a minimum interest rate of 0.00%.

We cannot predict the actual initial CPI level, final CPI level, CPI percentage change or per annum interest rate on your notes for any interest period or what the market value of your notes will be on any particular trading day; nor can we predict the relationship between the level of the CPI and the market value of your notes at any time prior to the maturity date. The actual interest payment, if any, that you will receive on each interest payment date and the rate of return on your notes will depend on the actual initial CPI levels, final CPI levels and CPI percentage changes determined by the calculation agent over the life of your notes. Moreover, the assumptions on which the hypothetical table above is based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes on each interest payment date may be very different from the information reflected in the table above.

PS-10

DESCRIPTION OF YOUR NOTES

General

The notes are fully and unconditionally guaranteed by Nomura and are therefore senior unsecured debt obligations of Nomura. We are not a bank, and the notes will not constitute deposits insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

The notes will be issued only in global form through DTC (including through its indirect participants Euroclear and Clearstream, as described under “Legal Ownership and Book-Entry Issuance — Global Security” in the accompanying prospectus).

Interest Payments

For each interest period, your notes will bear interest at a rate per annum equal to the CPI percentage change determined for that interest period plus a spread of 1.15%, subject to a minimum interest rate of 0.00%.

The CPI percentage change for an interest period is equal to (a)(i) the final CPI level minus (ii) the initial CPI level, divided by (b) the initial CPI level, expressed as a percentage (whether positive, negative or zero), where the initial CPI level is the level of the CPI for the calendar month that is fifteen calendar months prior to the month of the related interest payment date and the final CPI level is the level of the CPI for the calendar month that is three calendar months prior to the month of the related interest payment date. When we refer to the CPI, the Consumer Price Index or the index, we mean the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page), an index reported monthly by the BLS, as it may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of the CPI” below.

If the CPI for any relevant month is not published on Bloomberg page “CPURNSA” (or any successor page) by 3:00 p.m. New York City time on the fifth business day preceding the relevant interest payment date (the “interest determination date”), but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as, on its face, appears to accurately set forth the CPI as reported by the BLS.

To determine each initial CPI level and each final CPI level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the relevant interest determination date, even if such level has been adjusted from a previously reported level for the relevant month. However, if an initial CPI level or final CPI level used by the calculation agent on any interest determination date to determine the applicable interest rate for the related interest period is subsequently revised by the BLS, the interest rate determined on such interest determination date will not be revised.

On each interest payment date, you will be paid an amount in cash, if any, equal to (i) the principal amount of your notes times (ii) the interest rate determined (as described above) for the related interest period times (iii) the day count convention fraction (as calculated by applying the 30/360 day count convention).

Interest Payment Dates

The interest payment dates will be the 24th of each month, commencing January 24, 2015, subject to the business day convention, and ending on the stated maturity date.

As long as your notes are in global form, the regular record date for each interest payment date will be the fifth business day preceding such interest payment date. If the maturity date does not occur on the stated maturity date specified in this prospectus supplement, however, the interest payment date scheduled for that date will instead occur on the postponed maturity date. No interest will accrue from and including the originally scheduled stated maturity date to and including the postponed maturity date, if the maturity date is so postponed.

Interest Periods

The interest periods will be the one-month periods from and including an interest payment date (or the original issue date, in the case of the first interest period) to but excluding the next succeeding interest payment date (or the stated maturity date, in the case of the final interest period).

Stated Maturity Date

The stated maturity date is December 24, 2024, unless that date is not a business day, in which case the maturity date will be the next following business day.

PS-11

Payment at Maturity

On the maturity date, you will receive an amount in cash equal to the principal amount of your notes plus any accrued and unpaid interest on your notes.

Discontinuance or Modification of the CPI

If the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the level of the CPI and the CPI percentage change with respect to the applicable interest period and any subsequent interest period by reference to (i) the substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury’s Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997), or (ii) if no such index is chosen, the substitute index determined by the calculation agent in accordance with general market practice at the time.

If the calculation agent in its sole discretion determines that the CPI is discontinued or substantially altered and there is no substitute index, or that any level of the CPI or the CPI percentage change with respect to any interest period is not available because of any other reason, the calculation agent will determine the level of the CPI and the CPI percentage change for such interest period by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the CPI. For the avoidance of doubt, however, if the base reference period of the CPI is changed to a different year or period and the 1982-1984 base reference period is no longer used, the base reference period for the notes will continue to be the 1982-1984 base reference period as long as the CPI with the 1982-1984 base reference period continues to be published.

Role of Calculation Agent

The calculation agent will make all determinations regarding the levels of the CPI, the CPI percentage changes, the interest rate on your notes for any interest period, the interest payable on your notes, the amount of cash that we are required to pay you at maturity, whether a relevant day is a business day, whether there has been a discontinuation of the CPI, whether there has been a material change in the method of calculating the CPI, and any other determination applicable to your notes. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Nomura Securities International, Inc., our affiliate, is currently serving as the calculation agent for the notes, and in the future Nomura Securities International, Inc. or one of its affiliates may act as the calculation agent. We may change the calculation agent for your notes at any time without notice and the calculation agent may resign as calculation agent at any time upon 60 days’ written notice to us.

PS-12

CONSUMER PRICE INDEX

The Consumer Price Index, or the CPI, is a measure of the average change over time in the prices paid by urban consumers for a market basket of consumer goods and services, including food, clothing, shelter, fuels, transportation fares, charges for doctors’ and dentists’ services and drugs. The CPI is reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor, or the BLS. The BLS sets the average CPI level for the base reference period — the 36-month period covering 1982, 1983 and 1984 — equal to 100, and then measures changes in relation to that figure. The CPI for a particular month is published during the following month.

In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer buying habits or shifts in population distribution or demographics.

Additional information about the CPI is available on the following website: http://www.bls.gov/cpi/. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

Whose buying habits does the CPI reflect?

The CPI reflects spending patterns for each of two population groups: all urban consumers and urban wage earners and clerical workers. The all urban consumer group represents about 87 percent of the total U.S. population. It is based on the expenditures of almost all residents of urban or metropolitan areas, including professionals, the self-employed, the poor, the unemployed, and retired people, as well as urban wage earners and clerical workers. Not included in the CPI are the spending patterns of people living in rural nonmetropolitan areas, farm families, people in the Armed Forces, and those in institutions, such as prisons and mental hospitals.

What goods and services are covered by the CPI?

The CPI represents the majority of goods and services purchased for day to day living by the reference population. The market basket of consumer goods and services is developed from expenditure information provided by families and individuals of what they actually purchased. The BLS classifies all expenditure items into more than 200 categories, arranged into eight major groups. Major groups and examples of categories in each are as follows:

•	Food and beverages: breakfast cereal, milk, coffee, chicken, wine, full service meals and snacks;

•	Housing: rent of primary residence, owners’ equivalent rent, fuel oil and bedroom furniture;

•	Apparel: men’s shirts and sweaters, women’s dresses and jewelry;

•	Transportation: new vehicles, airline fares, gasoline and motor vehicle insurance;

•	Medical care: prescription drugs and medical supplies, physicians’ services, eyeglasses and eye care and hospital services;

•	Recreation: televisions, toys, pets and pet products, sports equipment and admissions;

•	Education and communication: college tuition, postage, telephone services, computer software and accessories; and

•	Other goods and services: tobacco and smoking products, haircuts and other personal services and funeral expenses.

Also included within these major groups are various government-charged user fees, such as water and sewerage charges, auto registration fees, and vehicle tolls. In addition, the CPI includes taxes (such as sales and excise taxes) that are directly associated with the prices of specific goods and services. However, the CPI excludes taxes (such as income and Social Security taxes) not directly associated with the purchase of consumer goods and services. The CPI does not include investment items, such as stocks, bonds, real estate, and life insurance. For each of the more than 200 item categories, using scientific statistical procedures, the BLS has chosen samples of several hundred specific items within selected business establishments frequented by consumers to represent the thousands of varieties available in the marketplace.

How are price data collected and reviewed?

Each month, BLS data collectors called economic assistants visit or call thousands of retail stores, service establishments, rental units, and doctors’ offices, all over the United States, to obtain information on the prices of the thousands of items used to track and measure price changes in the CPI. These economic assistants record the prices of about 80,000 items each month, representing a scientifically selected sample of the prices paid by consumers for goods and services purchased. During each call or visit, the economic assistant collects price data on a specific good or service that was precisely defined during an earlier visit. If the selected item is available, the economic assistant records its price. If the selected item is no longer available, or if there have been changes in the quality or quantity of the good or service since the last time prices were collected, the economic assistant selects a new item or records the quality change in the current item. Data on prices for goods and services are collected each month in 87 urban areas across the country from approximately 4,000 housing units and approximately 26,000 retail establishments, which include department stores, supermarkets, hospitals, filling stations, and other types of stores and service establishments. Prices of fuels and a few other items are obtained every month in all 87 locations. Prices of most other commodities and services are collected every month in the three largest geographic areas and every other month in other areas.

PS-13

The recorded information is sent to the national office of BLS, where commodity specialists who have detailed knowledge about the particular goods or services priced review the data. These specialists check the data for accuracy and consistency and make any necessary corrections or adjustments, which can range from an adjustment for a change in the size or quantity of a packaged item to more complex adjustments based upon statistical analysis of the value of an item’s features or quality. Thus, commodity specialists strive to prevent changes in the quality of items from affecting the CPI’s measurement of price change.

How is the CPI calculated?

In calculating the CPI, price changes for the various items in each location where data are gathered are averaged based on their weights, which represent the importance of the relevant item in the spending of the appropriate population group. Local data are then aggregated and converted to an index to show price changes for the United States as a whole. The level of the CPI is considered final when released.

Will the CPI be updated or revised?

The CPI is subject to revision by the BLS. For example, the BLS revises the CPI to account for changes in consumer buying habits or shifts in population distribution or demographics. In addition, the census conducted every 10 years by the U.S. Census Bureau provides information that BLS may use to revise geographic samples to reflect population distribution and other demographic factors. Also, as a matter of policy, the BLS researches statistical methods to apply to the calculation of the CPI. Thus, even between major revisions, further updates or revisions to the index methodology can be made.

Effective with the release of the January 2015 CPI on February 26, 2015, the BLS will utilize a new estimation system for the CPI, which, as the first major improvement to the existing system in over 25 years, is a redesigned, state-of-the-art system with improved flexibility and review capabilities. According to the BLS, the net impact on the CPI of changes resulting from the utilization of this new estimation system is expected to be minimal.

Is the CPI adjusted for seasonal changes?

The CPI is not adjusted to remove the effect of seasonal influences—those which occur at the same time and in about the same magnitude every year. Among these influences are price movements resulting from changing weather conditions, production cycles, changeovers of models, and holidays. Accordingly, it may be difficult to tell whether changes in the CPI between any two months reflect changing economic conditions or only normal seasonal patterns.

What are some of the limitations of the CPI?

The CPI may not be applicable to all population groups. For example, the CPI is designed to measure inflation for the U.S. urban population and thus may not accurately reflect the experience of people living in rural areas. In addition, the CPI does not produce official estimates for the rate of inflation experienced by subgroups of the population, such as the elderly or the poor. The CPI cannot be used as a measure of total change in living costs because changes in these costs are affected by factors (such as social and environmental changes and changes in income taxes) that are beyond the definitional scope of the CPI and so are excluded.

The CPI is a measure of prices based on a sample of items, and therefore differs from what the results would be if the actual records of all relevant retail purchases were used to compile the CPI. These estimating or sampling errors are limitations in the accuracy of the CPI. The BLS calculates and publishes estimates of the 1-month, 2-month, 6-month and 12-month percentage change standard errors annually for the CPI.

Furthermore, non-sampling errors occur from a variety of sources. Unlike sampling errors, they can cause persistent bias in measurements of the CPI. Nonsampling errors are caused by problems of price data collection, logistical lags in conducting surveys, difficulties in defining basic concepts and their operational implementation, and difficulties in handling the problems of quality change. Nonsampling errors can be far more hazardous to the accuracy of a price index than sampling errors.

PS-14

HISTORICAL INFORMATION

Consumer Price Index

The following table sets forth historical monthly levels of the CPI as reported by the BLS for the period from January 2006 to November 2014.

Historical Levels of the CPI, 2006-2014

Month	2006	2007	2008	2009	2010	2011	2012	2013	2014
January	198.30	202.42	211.08	211.14	216.69	220.22	226.67	230.28	233.92
February	198.70	203.50	211.69	212.19	216.74	221.31	227.66	232.17	234.78
March	199.80	205.35	213.53	212.71	217.63	223.47	229.39	232.77	236.29
April	201.50	206.69	214.82	213.24	218.01	224.91	230.09	232.53	237.07
May	202.50	207.95	216.63	213.86	218.18	225.96	229.82	232.95	237.90
June	202.90	208.35	218.82	215.69	217.97	225.72	229.48	233.50	238.34
July	203.50	208.30	219.96	215.35	218.01	225.92	229.10	233.60	238.25
August	203.90	207.92	219.09	215.83	218.31	226.55	230.38	233.88	237.85
September	202.90	208.49	218.78	215.97	218.44	226.89	231.41	234.15	238.03
October	201.80	208.94	216.57	216.18	218.71	226.42	231.32	233.55	237.43
November	201.50	210.18	212.43	216.33	218.80	226.23	230.22	233.07	236.15
December	201.80	210.04	210.23	215.95	219.18	225.67	229.60	233.05	n/a

The following table sets forth the year-over-year percentage change in the level of the CPI given the historical levels reported above (using the same methodology for calculating CPI percentage change as described under “Description of Your Notes — Interest Payments” on page PS-11) from January 2006 through November 2014. These changes are presented without the addition of the spread.

Historical Year-Over-Year Percentage Change in the Level of the CPI, 2006-2014

Month	2006	2007	2008	2009	2010	2011	2012	2013	2014
January	3.99%	2.08%	4.28%	0.03%	2.63%	1.63%	2.93%	1.59%	1.58%
February	3.60%	2.42%	4.03%	0.24%	2.14%	2.11%	2.87%	1.98%	1.13%
March	3.36%	2.78%	3.98%	-0.38%	2.31%	2.68%	2.65%	1.47%	1.51%
April	3.55%	2.57%	3.94%	-0.74%	2.24%	3.16%	2.30%	1.06%	1.95%
May	4.17%	2.69%	4.18%	-1.28%	2.02%	3.57%	1.70%	1.36%	2.13%
June	4.32%	2.69%	5.02%	-1.43%	1.05%	3.56%	1.66%	1.75%	2.07%
July	4.15%	2.36%	5.60%	-2.10%	1.24%	3.63%	1.41%	1.96%	1.99%
August	3.82%	1.97%	5.37%	-1.48%	1.15%	3.77%	1.69%	1.52%	1.70%
September	2.06%	2.76%	4.94%	-1.29%	1.14%	3.87%	1.99%	1.18%	1.66%
October	1.31%	3.54%	3.66%	-0.18%	1.17%	3.53%	2.16%	0.96%	1.66%
November	1.97%	4.31%	1.07%	1.84%	1.14%	3.39%	1.76%	1.24%	1.32%
December	2.54%	4.08%	0.09%	2.72%	1.50%	2.96%	1.74%	1.50%	n/a

PS-15

The following graph shows the year-over-year percentage change in the level of the CPI for each month (using the same methodology for calculating CPI percentage change as described under “Description of Your Notes — Interest Payments” on page PS-11) from January 2006 through November 2014. These changes are presented without the addition of the spread.

The historical levels of the CPI shown in the tables and graph above should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the levels of the CPI that are used to calculate the CPI percentage change for any interest period. The levels of the CPI that are used to calculate the CPI percentage change with respect to any interest period may not increase or decrease in accordance with any of the trends depicted by the historical information in the tables and graph above, and the size and frequency of any fluctuations in such levels of the CPI may be significantly different than the volatility of the CPI indicated in the tables and graph above. The historical figures above should not be taken as an indication of any future value of the CPI percentage change that would apply during the term of the notes.

The level of the CPI has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the level of the CPI during the periods shown above is not an indication that the CPI is more or less likely to increase or decrease at any time during the term of the notes.

You should not take the historical levels of the CPI or the historical year-over-year percentage changes in the level of the CPI as an indication of future levels of either. We cannot give you any assurance that the future levels of the CPI will result in your receiving a return on your notes that is greater than the return you would have realized if you invested in debt securities of comparable maturity that bear interest at prevailing market rates.

Neither we nor any of our affiliates makes any representation to you as to the performance of the CPI. The actual levels of the CPI during the term of the notes may bear little relation to the historical levels of the CPI shown in the tables and graph above.

We obtained the information in the tables and graph above from Bloomberg Financial Services, without independent verification.

PS-16

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

You should carefully consider, among other things, the matters set forth under “United States Taxation” in the accompanying prospectus. The following discussion summarizes for U.S. holders (as defined in the accompanying prospectus) certain U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section “United States Taxation” in the accompanying prospectus and is subject to the limitations and exceptions set forth therein.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

The tax treatment of your notes depends upon whether it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term (“Front-Loaded or Back-Loaded”). We do not expect interest on the notes to be Front-Loaded or Back-Loaded and we intend to report payments on the notes in accordance with such position. This determination is made solely for tax purposes based on currently available objective economic information and is not a prediction or guarantee of the timing or amount of the payments on your notes. In the opinion of our tax counsel, Sullivan & Cromwell LLP, assuming our position that interest on the notes is not expected to be Front or Back-Loaded is respected, your notes will be treated as debt instruments subject to the rules applicable to variable rate debt instruments for U.S. federal income tax purposes. Except as otherwise noted below under “Alternative Treatments,” the discussion below assumes that the notes will be treated as variable rate debt instruments.

Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes. You will generally recognize gain or loss upon the sale or maturity of your notes in an amount equal to the difference, if any, between the fair market value of the amount of cash you receive at such time and your adjusted basis in your notes. See discussion under “United States Taxation — United States Holders — Purchase, Sale and Retirement of the Debt Securities” in the accompanying prospectus for more information. Except to the extent of amounts attributable to accrued but unpaid interest which will be taxed as ordinary income, any gain or loss you recognize upon the sale or maturity of your notes should be capital gain or loss and should be long-term capital gain or loss if you have held your notes for more than one year.

For a further discussion of the variable rate debt instrument rules, please see the section titled “United States Taxation — United States Holders — Variable Rate Debt Securities” in the accompanying prospectus.

If you purchase your notes for an amount that differs from the principal amount of the notes, you may be subject to special tax rules as described under “United States Taxation — United States Holders — Market Discount” and under “United States Taxation — United States Holders — Debt Securities Purchased at a Premium” in the accompanying prospectus. The rules regarding market discount and the purchase of debt securities at a premium are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Alternative Treatment. It is possible that the Internal Revenue Service could assert that the Notes should be treated as debt instruments subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If the notes are treated as contingent payment debt instruments, you generally would be required to accrue interest on a current basis in respect of the notes over their term based on the comparable yield and projected payment schedule for the notes and pay tax accordingly, even though these amounts may exceed the payments that are made annually on the notes. You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule. In addition, any gain you may recognize on the sale or maturity of the notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss. You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

PS-17

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of Nomura and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the notes. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of the notes, provided that neither Nomura nor any of its subsidiaries or affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither Nomura nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) (or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by Nomura or any of its affiliates of any rights in connection with the notes, and no advice provided by Nomura or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

PS-18

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Nomura Securities International, Inc. (the “distribution agent”), and the distribution agent has agreed to purchase from us, the aggregate principal amount of the notes specified on the front cover of this prospectus supplement. The distribution agent has agreed to purchase the notes from us at 98.25% of the principal amount, resulting in aggregate proceeds to us of $982,500. The distribution agent’s commission is equal to 1.75%, or $17,500 in the aggregate. The distribution agent will offer the notes to which this prospectus supplement relates to the public at the public offering price set forth on the front cover of this prospectus supplement and to certain dealers at such price less a concession not in excess of 1.75% of the principal amount of the notes. If all of the notes are not sold at the original issue price, the distribution agent may change the offering price and the other selling terms. We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $30,000.

To the extent the distribution agent resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the notes as such term is defined in the Securities Act of 1933, as amended. If the distribution agent is unable to sell all the notes at the public offering price, the distribution agent proposes to offer the notes from time to time for sale in negotiated transactions or otherwise, at prices to be determined at the time of sale.

In the future, the distribution agent may repurchase and resell the notes in market-making transactions. For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

The distribution agent is our affiliate and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. The distribution agent is not permitted to sell notes in this offering to any account over which it exercises discretionary authority without the prior specific written approval of the account holder.

The distribution agent and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions. The distribution agent and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We expect delivery of the notes will be made against payment therefor on or about the original issue date specified above.

PS-19